Emergis

December 16, 2004

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

BCE

John Sypnowich
Vice President and
General Counsel

Re: Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release entitled "BCE Emergis changes name to Emergis and provides financial guidance for 2005" dated December 1, 2004; and
- Emergis Inc., Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI51-102") dated December 2, 2004; and
- Notice of 2004 Special Meeting of Shareholders dated November 1, 2004; and
- Management Proxy Circular dated November 1, 2004.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341.

Very truly yours,

John Sypnowich

JS/sll

Enclosures

Emergis Inc.
1155 René-Lévesque Blvd. W.
Suite 2200
Montréal, Québec - H3B 4T3
Tel.: 514-868-2341
Fax: 514-868-2340

Emergis

News

BCE Emergis changes name to Emergis and provides financial guidance for 2005

Montréal, December 1, 2004 — BCE Emergis Inc. (TSX: IFM) announced that at a special meeting held in Montréal earlier today, its shareholders approved a change in the Company's name to "Emergis Inc." The change was made in the context of the divestiture by BCE Inc. of its interest in the Company earlier this year. Two other items, a reduction in the Company's stated capital account and a shareholder rights plan, were also approved at the meeting.

"The Emergis name has positive brand equity and credibility in the marketplace and is synonymous with competence and dependability for our clients and partners," said François Côté, President and Chief Executive Officer of Emergis. "Our new visual identity, which we unveiled at the shareholder meeting, represents a break from the past, conveying a sense of renewal and a strong step forward for us."

The Company will take advantage of the name change to replace its stock ticker symbol "IFM", under which its shares are currently listed, with "EME" effective at market open on Friday, December 3, 2004.

Shareholders also approved a reduction in the stated capital account for common shares to an aggregate amount of $1. This reduction is a housekeeping matter relating to meeting certain tests under the Company's governing statute that will provide additional flexibility to manage the capital structure of the Company going forward.

In addition, shareholders ratified the Company's shareholder rights plan, which had been approved by the Board of Directors and which has been in effect since June 16, 2004. The plan was adopted to provide adequate time to properly assess any unsolicited takeover bid for the Company and also, where appropriate, give the Board sufficient time to pursue other alternatives for maximizing shareholder value.

Of the votes cast at the meeting, at least 97% were cast in favour of each of the three resolutions.

New President and CEO confirms plans in health and finance sectors
"I have confidence in the company's future and in its ability to improve its financial performance," said Mr. Côté in his remarks to shareholders on the Company's current position and future direction.

Mr. Coté said that in the health area, the Company will expand its capabilities as the application of electronic commerce grows in the sector in Canada, and will consider the expansion of certain of its existing Canadian lines of businesses into the U.S. Emergis intends to continue to pursue opportunities to serve governments looking to outsource health-related services and functions, such as the processing of medical and drug claims. Another important component of its eHealth operations is in pharmacy back-office management, where the Company has quickly taken a solid position through recent acquisitions. Emergis plans to work closely with the provider community and with governments to help define and create future applications such as drug information systems and related systems.

In the eFinance area, the Company intends to continue to rationalize its diverse portfolio with a view to enhancing the value and capabilities of these assets. It will seek to

profitably leverage its strong market presence going forward and will consider partnering opportunities in this area.

Financial outlook for 2005

The financial targets for 2005 reflect an improved outlook for profitability at both the EBITDA and earnings levels in combination with a decline in total revenue. The revenue decline results mainly from the absence of revenue from the Bell legacy contract in 2005 and a lower revenue contribution from eFinance, partly offset by a higher contribution from eHealth operations.

In eFinance, the decline is due to the non-renewal of specific contracts with Bell mainly relating to messaging and collaboration and of a point-of-sale contract with another client, as well as a significant decrease in integration revenue from its U.S. eLending business as the initiative transitions out of the development phase.

In eHealth, growth in revenue is expected to come from all major areas such as drug and dental, workers' compensation and medical claims processing, as well as pharmacy back-office systems. Using the midpoint of the target range for 2005, eHealth revenue is expected to increase 51% (15% CAGR) from the $58 million generated by this business in 2002.

For EBITDA, margins are targeted to increase to 11% to 15% of revenue, with the eHealth margin increasing to a range of 21% to 23% and eFinance reaching the breakeven level. Earnings per share is targeted at $(0.04) to $0.03, with no contribution from discontinued operations. Capital expenditures are expected to be in the range of $10 million to $15 million, approximately half of that expected for 2004.

The 2005 targets are as follows:

2005 Targets	Revenue ($ M)	EBITDA ($ M)	EPS ($/sł
eHealth	85 to 90	18 to 21	
eFinance	70 to 75	0 to 2	
Total	**155 to 165**	**18 to 23**	**(0.04) to 0**

About Emergis

Emergis Inc. is a leading North American eBusiness company. Its operations consist of supplying eBusiness solutions to the North American financial services and Canadian health care industries, automating transactions between companies and allowing them to interact and transact electronically. Its leading solutions are centred on claims, loans and payments processing.

Emergis' customers include leading Canadian health insurers, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, integration of past acquisitions, failure or material change in our strategic relationships, including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government

regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT DECEMBER 1, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE

- 30 -

Note: Emergis' new logo can be downloaded from CCNMatthews' Multimedia Library.

For additional information:

Media: Ann-Marie Gagné 514 868-2361
Investors: John Gutpell 514 868-2232

Emergis

VIA SEDAR

December 2, 2004

To the securities regulatory authorities
of each of the Provinces and Territories of Canada

Dear Sirs/Mesdames:

RE: Emergis Inc.
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - *Continuous Disclosure Obligations* ("NI 51-102")

Following the special meeting of shareholders of Emergis Inc. (the "**Corporation**") held on December 1, 2004 (the "**Meeting**"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result
1. Adoption of a special resolution authorizing the making of modifications to the Corporation's Articles of Incorporation in order to change its name from "BCE Emergis Inc." to "Emergis Inc."	• The resolution described at item 1 hereof to adopt a special resolution authorizing the making of modifications to the Corporation's Articles of Incorporation in order to change its name from "BCE Emergis Inc." to "Emergis Inc." was adopted by the requisite two thirds majority of the votes expressed on a show of hands.
2. Adoption of a special resolution authorizing a reduction in the stated capital account for the Corporation's common shares to an aggregate amount of $1.00.	• The resolution described at item 2 hereof to adopt a special resolution authorizing a reduction in the stated capital account for the Corporation's common shares to an aggregate amount of $1.00 was adopted by the requisite two thirds majority of the votes expressed on a show of hands.
3. Adoption of an ordinary resolution to confirm the adoption of and to ratify the shareholder rights plan approved by the Corporation's Board of Directors on June 16, 2004.	• The resolution described at item 3 hereof to adopt an ordinary resolution to confirm the adoption of and to ratify the shareholder rights plan approved by the Corporation's Board of Directors on June 16, 2004 was adopted by a majority of the votes expressed on a show of hands.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

/s/ John Sypnowich

John Sypnowich
Vice-President and General Counsel

BCE EMERGIS INC.

BCE Emergis

NOTICE OF 2004 SPECIAL MEETING OF SHAREHOLDERS

You are invited to a special meeting of shareholders

When
Wednesday, December 1, 2004 at 10:00 a.m. (Eastern Standard Time)

Where
Le Centre Sheraton, the Salle de bal ouest, 1201 René-Lévesque Boulevard West, Montréal, Québec

What the meeting is about

- considering and, if deemed advisable, approving a special resolution authorizing the making of modifications to our Articles of Incorporation in order to change our name from "BCE Emergis Inc." to "Emergis Inc.";
- considering and, if deemed advisable, approving a special resolution authorizing a reduction in the stated capital account for our common shares to an aggregate amount of $1.00 (no cash distribution is being made in connection with this reduction of stated capital at this time);
- considering and, if deemed advisable, approving an ordinary resolution to confirm the adoption and to ratify the shareholder rights plan approved by our Board of Directors on June 16, 2004; and
- transacting such other business as may properly be brought before the special meeting or any adjournment thereof.

The full text of each of the resolutions is reproduced as Schedule A, Schedule B and Schedule C to the annexed Management Proxy Circular.

You are entitled to receive notice of and vote at the special meeting or any adjournment if you were a BCE Emergis common shareholder on October 5, 2004.

By order of the Board of Directors

Monique Mercier

Monique Mercier
Executive Vice-President, Law and
Corporate Secretary

Montréal, November 1, 2004

IMPORTANT

In order that the greatest possible number of shares may be represented and voted at the special meeting, registered shareholders who are unable to attend the special meeting should return their completed proxies to our transfer agent, CIBC Mellon Trust Company, before 4:45 p.m. (Eastern Standard Time), Tuesday, November 30, 2004 or, in the event that the special meeting is adjourned, by no later than 5:00 p.m. (Eastern Standard Time) on the business day prior to the day fixed for the adjourned special meeting. Proxies can be sent to our transfer agent: (i) by MAIL by completing, dating, signing and returning the enclosed form of proxy to CIBC Mellon Trust Company in the enclosed prepaid envelope provided for that purpose, before the above mentioned date and time; (ii) by FAX at 1 866 781-3111 (toll-free within North America only); or (iii) by HAND DELIVERY at 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or at 2001 University Street, Suite 1600, Montréal, Québec, Canada, H3A 2A6. ***Please refer to the annexed Management Proxy Circular for details.*** **If <u>you are not a registered shareholder</u> (i.e., if your shares are held through a bank, trust company, securities broker or other nominee), please refer to Q&A No. 19 in the Management Proxy Circular, which explains how to vote your shares.**

BCE Emergis

Dear Shareholder:

November 1, 2004

You are invited to our special meeting of shareholders to be held on December 1, 2004 at 10:00 a.m. (Eastern Standard Time) in the Salle de bal ouest of Le Centre Sheraton, 1201 René-Lévesque Boulevard West, Montréal, Québec.

The Notice of Special Meeting and Management Proxy Circular accompanying this letter contains a detailed description of the items of business and outlines the specific actions to be taken at the special meeting.

We are proposing at the special meeting to change our name to "Emergis Inc." This change is being proposed in the context of our company becoming a widely-held eBusiness company as a result of BCE Inc.'s divestiture of its interest in our company earlier this year. Our new proposed name is considered to be the best option in order to convey the proper balance of renewal and continuity.

A reduction in the stated capital account for our common shares to an aggregate amount of $1.00 is also being proposed. The reduction of stated capital is being proposed to address limitations under our governing statute, the *Canada Business Corporations Act,* which result from the historically high amount of the stated capital account of our common shares. This will give our Board of Directors flexibility in managing our capital structure going forward. No cash distribution or share repurchases are proposed at this time in connection with this reduction in stated capital.

On June 16, 2004, our Board of Directors approved a shareholder rights plan. The rights plan is designed to provide our Board of Directors and you, our shareholders, adequate time to assess any unsolicited bid for your shares in the company and, where appropriate, give our Board of Directors sufficient time to pursue other alternatives for maximizing shareholder value. We are required under applicable stock exchange rules to have our plan approved and ratified by our shareholders and a resolution to this effect is being proposed.

As announced on October 28, 2004, we are pleased to have François Côté rejoin our company as President and Chief Executive Officer and a member of our Board, effective November 1, 2004. François knows the Company well, having been part of its senior management team for over five years, and has deep insight into our health market in North America and is also very familiar with our e-Finance activities.

If you are unable to attend the special meeting in person, please date, sign and promptly return the enclosed proxy form in the envelope provided for this purpose. If you intend to be present at the special meeting, you may nevertheless find it convenient to express your views in advance by completing and returning your proxy.

Sincerely yours,

Jean C. Monty
Chairman of the Board of Directors
BCE Emergis Inc.

BCE EMERGIS INC.

NOTICE OF 2004 SPECIAL MEETING OF SHAREHOLDERS

You are invited to a special meeting of shareholders

When
Wednesday, December 1, 2004 at 10:00 a.m. (Eastern Standard Time)

Where
Le Centre Sheraton, the Salle de bal ouest, 1201 René-Lévesque Boulevard West, Montréal, Québec

What the meeting is about

- considering and, if deemed advisable, approving a special resolution authorizing the making of modifications to our Articles of Incorporation in order to change our name from "BCE Emergis Inc." to "Emergis Inc.";
- considering and, if deemed advisable, approving a special resolution authorizing a reduction in the stated capital account for our common shares to an aggregate amount of $1.00 (no cash distribution is being made in connection with this reduction of stated capital at this time);
- considering and, if deemed advisable, approving an ordinary resolution to confirm the adoption and to ratify the shareholder rights plan approved by our Board of Directors on June 16, 2004; and
- transacting such other business as may properly be brought before the special meeting or any adjournment thereof.

The full text of each of the resolutions is reproduced as Schedule A, Schedule B and Schedule C to the annexed Management Proxy Circular.

You are entitled to receive notice of and vote at the special meeting or any adjournment if you were a BCE Emergis common shareholder on October 5, 2004.

By order of the Board of Directors

Monique Mercier

Monique Mercier
Executive Vice-President, Law and
Corporate Secretary

Montréal, November 1, 2004

IMPORTANT

In order that the greatest possible number of shares may be represented and voted at the special meeting, registered shareholders who are unable to attend the special meeting should return their completed proxies to our transfer agent, CIBC Mellon Trust Company, before 4:45 p.m. (Eastern Standard Time), Tuesday, November 30, 2004 or, in the event that the special meeting is adjourned, by no later than 5:00 p.m. (Eastern Standard Time) on the business day prior to the day fixed for the adjourned special meeting. Proxies can be sent to our transfer agent: (i) by MAIL by completing, dating, signing and returning the enclosed form of proxy to CIBC Mellon Trust Company in the enclosed prepaid envelope provided for that purpose, before the above mentioned date and time; (ii) by FAX at 1 866 781-3111 (toll-free within North America only); or (iii) by HAND DELIVERY at 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or at 2001 University Street, Suite 1600, Montréal, Québec, Canada, H3A 2A6. **Please refer to the annexed Management Proxy Circular for details. If you are not a registered shareholder (i.e., if your shares are held through a bank, trust company, securities broker or other nominee), please refer to Q&A No. 19 in the Management Proxy Circular, which explains how to vote your shares.**

BCE EMERGIS INC.

MANAGEMENT PROXY CIRCULAR DATED NOVEMBER 1, 2004

QUESTIONS AND ANSWERS ON VOTING AND PROXIES

In this document, "you" and "your" refer to the shareholders and "BCE Emergis", the "Corporation" or "we", "us", "our" refer to BCE Emergis Inc. The information in this document is at November 1, 2004, unless otherwise indicated. **To ensure representation of your shares at the special meeting to be held in Montréal, Québec, on Wednesday, December 1, 2004 (the "Special Meeting")**, PLEASE SELECT THE MOST CONVENIENT WAY FOR YOU TO EXPRESS YOUR VOTING INSTRUCTIONS (BY FAX, BY MAIL, HAND DELIVERY OR IN PERSON) AND FOLLOW THE RELEVANT INSTRUCTIONS. The following questions and answers provide guidance on how to vote your shares. **If you are not a registered shareholder (i.e., if your shares are held through a bank, trust company, securities broker or other nominee), please refer to Q&A No. 19, which explains how to vote your shares.**

1. **Q: WHOM CAN I CALL IF I REQUIRE ASSISTANCE IN COMPLETING MY PROXY FORM?**

   A: CIBC Mellon Trust Company, our transfer agent, at 1 800 387-0825.

2. **Q: WHOM CAN I CALL IF I HAVE QUESTIONS ABOUT MY SHAREHOLDINGS IN BCE EMERGIS?**

   A: CIBC Mellon Trust Company, our transfer agent, at 1 800 387-0825 or your securities broker.

3. **Q: WHOM CAN I CALL IF I HAVE QUESTIONS ABOUT THE MATTERS BEFORE THIS SPECIAL MEETING?**

   A: BCE Emergis Investor Relations at (514) 868-2200 or at 1 866 363-7447.

4. **Q: WHO IS SOLICITING MY PROXY?**

   A: The Management of BCE Emergis is soliciting your proxy. Solicitation of proxies is undertaken by mail, by our employees or agents, and any costs thereof, which will be minimal, will be borne by us.

5. **Q: WHAT AM I VOTING ON?**

   A: Three items: **(1)** A special resolution of the shareholders authorizing the making of modifications to our Articles of Incorporation in order to change our name from "BCE Emergis Inc." to "Emergis Inc." **(2)** A special resolution of the shareholders authorizing a reduction in the stated capital account for our common shares to an aggregate amount of $1.00. **No cash distribution is being made at this time in connection with the reduction of stated capital.** **(3)** An ordinary resolution of the shareholders to confirm the adoption and to ratify the shareholder rights plan approved by our Board of Directors on June 16, 2004. Common shares may be voted for or against each of the resolutions. If other matters are validly brought before the Special Meeting, shareholders present at the Special Meeting or their proxyholders will also be called upon to vote on such other matters. **Our Board of Directors and Management are recommending that shareholders vote FOR all three items.**

6. **Q: WHAT IS THE REQUIRED APPROVAL LEVEL IN ORDER FOR THE RESOLUTIONS TO BE ADOPTED?**

   A: Each of the change of name and reduction of stated capital must be approved by the affirmative vote of at least two-thirds of the votes cast at the Special Meeting by proxy or in person (special resolutions) while the adoption and ratification of the shareholder rights plan will be determined by a majority of votes cast at the Special Meeting (an ordinary resolution).

7. **Q: WHO IS ENTITLED TO VOTE?**

   A: Common shareholders as at the close of business on October 5, 2004 or their duly appointed representatives will be entitled to attend the Special Meeting or to register a vote.

   As at October 5, 2004, there were 103,435,629 outstanding common shares of the Corporation.

8. **Q: BY WHEN MUST I VOTE?**

   A: No later than 4:45 p.m. (Eastern Daylight Time) on Tuesday, November 30, 2004 (if you do not attend the Special Meeting in person). All shares represented by proper proxies received by CIBC Mellon Trust Company, our transfer agent, prior to such time will be voted for or against the approval of each of the resolutions, in accordance with your instructions as specified in the proxy form, on any ballot that may be called at the Special Meeting.

9. **Q: WHAT HAPPENS IF I SIGN THE PROXY FORM AS DESCRIBED IN THIS MANAGEMENT PROXY CIRCULAR?**

   A: Signing the enclosed proxy form gives authority to Jean Monty, or François Côté, or J. Spencer Lanthier, or Pierre Ducros, all of whom are directors, to vote your shares at the

Special Meeting in accordance with the voting instructions you provide. A PROXY MUST BE IN WRITING AND MUST BE EXECUTED BY THE SHAREHOLDER OR BY THE SHAREHOLDER'S ATTORNEY AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION OR OTHER LEGAL ENTITY, BY AN OFFICER OR ATTORNEY THEREOF DULY AUTHORIZED.

10. Q: CAN I APPOINT SOMEONE OTHER THAN THESE DIRECTORS TO VOTE MY SHARES?

A: Yes. You have the right to appoint any other person, who need not be a shareholder, to attend and act on your behalf at the Special Meeting. If you wish to do so, please strike out those four printed names appearing on the proxy form and insert the name of your proxyholder in the space indicated. (NOTE: IT IS IMPORTANT TO ENSURE THAT ANY OTHER PERSON YOU APPOINT IS ATTENDING THE SPECIAL MEETING AND IS AWARE THAT HIS OR HER APPOINTMENT HAS BEEN MADE TO VOTE YOUR SHARES. PROXYHOLDERS SHOULD, AT THE SPECIAL MEETING, PRESENT THEMSELVES TO A REPRESENTATIVE OF CIBC MELLON TRUST COMPANY.)

11. Q: HOW WILL MY SHARES BE VOTED IF I VOTE BY PROXY?

A: The persons named in the proxy form must vote your shares in accordance with your instructions on the proxy form. In the absence of such instructions, however, your shares will be voted FOR the approval of the special resolution to change our name to Emergis Inc., FOR the approval of the special resolution authorizing a reduction in the stated capital account for our common shares to an aggregate amount of $1.00, FOR the approval of the ordinary resolution relating to the ratification of our shareholder rights plan and FOR Management's proposals generally.

12. Q: IF I CHANGE MY MIND, CAN I TAKE BACK MY PROXY ONCE I HAVE SUBMITTED IT?

A: Yes. A shareholder who has voted by proxy may revoke it by voting again in any manner (fax, mail or hand delivery). In addition, you may revoke a voted proxy by depositing an instrument in writing (which includes another proxy form with a later date) executed by you or by your attorney authorized in writing, with CIBC Mellon Trust Company at 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or at 2001 University Street, Suite 1600, Montréal, Québec, H3A 2A6, at any time before 4:45 p.m. (Eastern Standard Time) on the last business day preceding the day of the Special Meeting or any adjournment thereof, or with the Chairman of the Special Meeting on the day of the Special Meeting or any adjournment thereof. You may also revoke a proxy in any other manner permitted by law.

It should be noted that your participation in person in a vote by ballot at the Special Meeting will automatically revoke any proxy which has been previously given by you in respect of business covered by that vote.

13. Q: WHAT IF MY SHARES ARE REGISTERED IN MORE THAN ONE NAME OR IN THE NAME OF MY CORPORATION?

A: If the shares are registered in more than one name, all those registered should sign the proxy form. If the shares are registered in the name of your corporation or any name other than yours, we may require documentation proving your power to sign the proxy form.

14. Q: WHAT IF AMENDMENTS ARE MADE TO THE MATTERS DESCRIBED IN THIS CIRCULAR OR OTHER MATTERS ARE BROUGHT BEFORE THE SPECIAL MEETING?

A: The person(s) named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of 2004 Special Meeting and to other matters which may validly be brought before the Special Meeting. As of the date of this Management Proxy Circular, our Management knows of no such amendment, variation or other matter expected to come before the Special Meeting. If any other matters are validly brought before the Special Meeting, the person(s) named in the proxy form will vote on them in accordance with their best judgment.

15. Q: IS MY VOTE CONFIDENTIAL?

A: Yes. CIBC Mellon Trust Company counts and tabulates the proxies. This is done independently to preserve the confidentiality of individual shareholders' votes. Proxies are referred to us only in cases where you clearly intend to communicate with Management (by making a written statement on the proxy form), in the event questions arise as to the validity of a proxy or when it is necessary to do so to meet the requirements of applicable law.

16. Q: HOW CAN I CONTACT THE TRANSFER AGENT?

A: You can contact the transfer agent by mail at:

CIBC Mellon Trust Company
P.O. Box 7010 STN Adelaide
Toronto, Ontario
M5C 2W9

or in person:
Montréal: 2001 University Street, Suite 1600
Toronto: 320 Bay Street, 3rd Floor

or by email:
generalinquiries@cibcmellon.com

or by phone:
at 1-800-387-0825
(toll-free within North America only)

or by fax:
at (416) 643-5660 or at (416) 643-3135

17. Q: WHO ARE THE PRINCIPAL SHAREHOLDERS OF THE CORPORATION?

A: To the knowledge of our directors and officers, the only persons who beneficially own or exercise control or direction over more than 10 per cent of our issued and outstanding common shares as at October 26, 2004 are: Crescendo Partners II L.P. Series M which owned 13,649,300 common shares representing approximately 13.2% of our issued and outstanding common shares at such date; and Letko Brosseau & Associates Inc. which exercised control or direction over 12,580,000 common shares representing approximately 12.2% of our issued and outstanding common shares at such date. In addition, Mr. Eric Rosenfeld, one of our directors and the President and Chief Executive Officer of Crescendo Partners II L.P., also owned 190,400 common shares as at October 26, 2004.

Voting by registered shareholders

You are a registered shareholder if your name appears on your share certificate.

18. Q: HOW DO I VOTE?

A: YOU MAY VOTE BY PROXY OR IN PERSON AT THE SPECIAL MEETING.

(1) BY PROXY

You have two ways of voting by proxy:

(a) by fax

By completing and signing the enclosed proxy form and forwarding same by fax to 1 866 781-3111 (toll-free within North America only).

IF YOUR SHARES ARE NOT REGISTERED IN YOUR NAME (I.E., IF THEY ARE HELD THROUGH A BANK, TRUST COMPANY, SECURITIES BROKER OR OTHER NOMINEE), DO NOT USE THE ABOVE FAX NUMBER AS IT IS ONLY PROVIDED FOR REGISTERED SHAREHOLDERS. INSTEAD, USE THE FAX NUMBER, IF ANY, PROVIDED BY YOUR NOMINEE (SEE Q&A NO. 19).

(b) by mail or by hand delivery

By completing and signing the enclosed proxy form and returning same in the prepaid envelope provided by mail, or by delivering same by hand to one of the following addresses: 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, or 2001 University Street, Suite 1600, Montréal, Québec, H3A 2A6.

(2) BY ATTENDING THE SPECIAL MEETING IN PERSON

By presenting yourself at the Special Meeting. Shareholders simply have to present themselves to a representative of CIBC Mellon Trust Company at the Special Meeting. Persons who are not shareholders may be admitted subject to the discretion of the Chairman of the Special Meeting and subject to any space constraints after presenting themselves to a representative of CIBC Mellon Trust Company. Non-registered shareholders wishing to attend the Special Meeting should refer to Q&A No. 19. If you wish to vote in person at the Special Meeting, do not complete or return the proxy form. Your vote will be taken and counted at the Special Meeting. Returning a form of proxy in advance does not preclude you from attending the Special Meeting in person. If you do not wish to attend the Special Meeting or do not wish to vote in person, your proxy will be voted for or against in accordance with your instructions on the proxy.

Voting by non-registered shareholders

You are a non-registered (or beneficial) shareholder if your shares are held through a bank, trust company, securities broker or other nominee. For most of you, the proxy form sent or to be sent by your nominee indicates whether you are a non-registered (or beneficial) shareholder.

19. Q: HOW DO I VOTE?

A: (1) BY PROVIDING VOTING INSTRUCTIONS TO YOUR NOMINEE. Your nominee is required to seek voting instructions from you in advance of the Special Meeting. Accordingly, you will receive or have already received from your nominee either a request for voting instructions or a form of proxy for the number of shares you hold. Every nominee has its own voting procedures and provides its own voting instructions, which should be carefully followed by non-registered shareholders to ensure that their shares are voted at the Special Meeting. These procedures generally allow voting by telephone, by mail or by fax. IF YOUR SHARES ARE NOT REGISTERED IN YOUR NAME, DO NOT USE THE FAX NUMBER PROVIDED HEREIN TO VOTE, AS THIS NUMBER IS ONLY VALID FOR REGISTERED SHAREHOLDERS.

(2) BY ATTENDING THE SPECIAL MEETING IN PERSON. We do not have access to the names of our non-registered shareholders. Therefore, if you attend the Special Meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. If you wish to vote in person at the Special Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxyholder and follow the instructions of your nominee. Non-registered shareholders who instruct their nominee to appoint themselves as proxyholders should, at the Special Meeting, present themselves to a representative of CIBC Mellon Trust Company. Do not otherwise complete the form sent to you as your vote will be taken and counted at the Special Meeting.

BUSINESS TO BE TRANSACTED AT THE SPECIAL MEETING

Three items will be covered at the Special Meeting:

- considering and, if deemed advisable, approving a special resolution authorizing the making of modifications to our Articles of Incorporation in order to change our name from "BCE Emergis Inc." to "Emergis Inc.";
- considering and, if deemed advisable, approving a special resolution authorizing a reduction in the stated capital account for our common shares to an aggregate amount of $1.00 for all outstanding common shares (no cash distribution is being made in connection with this reduction of stated capital at this time);
- considering and, if deemed advisable, approving an ordinary resolution to confirm the adoption and to ratify the shareholder rights plan approved by the Board of Directors of BCE Emergis on June 16, 2004; and
- transacting such other business as may properly be brought before the Special Meeting or any adjournment thereof.

CHANGING OUR NAME

At the Special Meeting, you will be asked to consider, and, if deemed advisable, to approve a special resolution authorizing the making of modifications to our Articles of Incorporation in order to change our name to "Emergis Inc.".

On May 6, 2004, we announced that we would become a widely-held eBusiness company as a result of the decision of BCE Inc. to sell all of the common shares it owned in BCE Emergis through a public offering of subscription receipts to a syndicate of underwriters led by National Bank Financial Inc. In a letter agreement signed with BCE on May 6, 2004, we agreed to exercise our option to become the owner of the trade-mark "Emergis" and, on or before November 1, 2004 (which period was later extended to December 6, 2004), to change our name to remove the reference to "BCE".

Our Board of Directors resolved, on October 27, 2004, that we change our name to "Emergis Inc." This recommendation is a straightforward approach and is supported by a process of internal and external analysis, designed to establish and recommend the most effective brand. It is also considered to be the best option in order to convey the proper balance of renewal and continuity.

From a continuity standpoint, the name Emergis has positive brand equity and credibility in the marketplace. This name is well-known in our markets and is synonymous with competence and dependability for our clients and partners. It sends a signal that we are building on existing assets to maintain our solid reputation as a trusted business partner. Relying on the Emergis name will minimize confusion for our stakeholders and investments required to promote the new name.

The sense of renewal will emanate from the new logo and visual identity, which will mark a clear break from the BCE family. We also plan to change the ticker symbol under which our shares are listed to align it more closely with our new corporate name and identity. We have reserved the new ticker symbol "EME" with the Toronto Stock Exchange and plan to request the Toronto Stock Exchange to effect this change shortly after our corporate name change becomes effective.

The special resolution to change our name, the text of which is reproduced at Schedule A to this Management Proxy Circular, must be approved by at least two-thirds (⅔) of the votes cast by the shareholders present in person or voting by proxy at the Special Meeting in order for it to be adopted. Our Management and Board of Directors recommend that shareholders vote **FOR** the approval of this special resolution. Unless instructions are given to vote against this special resolution, the persons whose names appear on the enclosed proxy form will vote **FOR** the approval of this special resolution.

Should the special resolution be approved by the requisite majority of shareholders, we will file Articles of Amendment as soon as practicable following the Special Meeting.

REDUCTION OF OUR STATED CAPITAL

At the Special Meeting, you will be asked to consider, and, if deemed advisable, to approve a special resolution authorizing us to reduce the stated capital account for our common shares to an aggregate amount of $1.00 for all outstanding common shares. **No cash distribution is being made in connection with the reduction of stated capital and at this time no decision has been made with respect to any future distributions to shareholders or share repurchases.**

At the special meeting of shareholders held on June 16, 2004, the shareholders approved a first reduction in the stated capital account for our common shares for the purpose of effecting a one-time special distribution of $1.45 per common share by way of return of capital. The one-time special cash distribution was completed on June 30, 2004. At the June 16, 2004 special meeting, shareholders also approved a second reduction in the stated capital account for our common shares in an amount of $1.21 billion as a matter of housekeeping to address limitations under our governing statute, the *Canada Business Corporations Act*, which resulted from the historically high stated capital amount of our common shares.

At a meeting of our Board of Directors on November 1, 2004, the amounts of realizable value of our assets, our liabilities and our stated capital (after the stated capital reductions approved by the shareholders on June 16, 2004) were reviewed again. Based on these amounts, we concluded that under our governing statute, the *Canada Business Corporations Act*, the ability of

our Board of Directors to proceed with distributions or share repurchases would continue to be unduly restricted based on the remaining stated capital of our shares, relative to our significant financial resources. In light of these circumstances, as a housekeeping matter and in order to have as much flexibility as possible to proceed with distributions to shareholders or share repurchases in the future, this further reduction in the stated capital of our common shares to a nominal aggregate amount of $1.00 for all outstanding common shares is being submitted to the shareholders for their approval. No cash distribution is being made in connection with this reduction in stated capital and at this time no decision has been made with respect to any future distributions to shareholders or share repurchases.

If approved by the shareholders at the special meeting, this reduction in stated capital will be reflected in our balance sheet for the financial year ending on December 31, 2004 as a reduction in the capital stock amount appearing under shareholders' equity from $175.6 million (which appeared in our unaudited consolidated balance sheet as at September 30, 2004) to an amount of $1.00, with a corresponding increase in the contributed surplus amount shown as at December 31, 2004. Therefore, the amount of shareholders' equity will remain unaffected as a result of this reduction in stated capital. The reduction in stated capital will also have no impact on the day-to-day operations of the Corporation and will not, on its own, alter the financial condition of the Corporation. In addition, the reduction of the stated capital account to an aggregate amount of $1.00 should, we estimate, reduce the paid-up capital per common share to nil for income tax purposes.

The reduction of stated capital in and of itself will not result in a deemed dividend or in a reduction of the adjusted cost base of common shares.

On November 1, 2004, our Board of Directors unanimously concluded that the proposed reduction of stated capital to an aggregate amount of $1.00 is in the best interest of the Corporation and recommended that the shareholders vote FOR the approval of a special resolution to reduce our stated capital account in respect of our common shares to $1.00 in the aggregate for all outstanding common shares.

The special resolution to reduce our stated capital, the text of which is reproduced at Schedule B to this Management Proxy Circular, must be approved by at least two-thirds (⅔) of the votes cast by the shareholders present in person or voting by proxy at the Special Meeting in order to be adopted. Unless instructions are given to vote against this special resolution, the persons whose names appear on the enclosed proxy form will vote **FOR** the approval of this special resolution.

The text of this special resolution authorizes our Board of Directors, at its sole discretion, to revoke the special resolution at any time before it shall have been acted upon without having to obtain any further approval from the shareholders.

APPROVAL OF OUR RIGHTS PLAN

At the Special Meeting, you will be asked to consider, and, if deemed advisable, to approve the ordinary resolution confirming the adoption and ratifying the shareholder rights plan (the "**Plan**") approved by our Board of Directors on June 16, 2004.

We adopted the Plan on June 16, 2004. We also entered into a shareholder rights plan agreement dated June 16, 2004 with CIBC Mellon Trust Inc. (the "**Rights Agreement**"). The Plan became effective on June 16, 2004 (the "**Effective Date**"). Under the listing policies of the Toronto Stock Exchange (the "**TSX**"), shareholder rights plans must be ratified by shareholders within six months of their adoption. The TSX has advised us that this requirement will be satisfied in respect of the Plan if the resolution approving the Plan, a copy of which is reproduced at Schedule C to this Management Proxy Circular, is approved by a majority of the votes cast at the Special Meeting.

The Plan is designed to provide you and our Board of Directors adequate time to assess any unsolicited take-over bid for the Corporation and, where appropriate, give our Board of Directors sufficient time to pursue other alternatives for maximizing shareholder value. It also encourages fair treatment of all shareholders by providing them with an equal opportunity to participate in a take-over bid.

The Plan encourages a potential acquiror who makes a take-over bid to proceed either by way of a "Permitted Bid", which requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of our Board of Directors. If a take-over bid fails to meet these minimum standards and the Plan is not waived by our Board of Directors, the Plan provides that shareholders, other than the acquiror, will be able to purchase additional common shares at a significant discount to market, thus exposing the person acquiring common shares to substantial dilution of its holdings.

The Plan was not adopted in response to any specific proposal to acquire control of the Corporation, nor is our Board of Directors currently aware of any pending or threatened take-over bid. The Plan will be in effect for three years, with one renewal option, subject to shareholder approval.

In adopting the Plan, our Board of Directors considered the existing legislative framework governing take-over bids in Canada. Our Board of Directors believes that such legislation currently does not provide sufficient time to permit shareholders to consider the take-over bid and make a reasoned and unhurried decision with respect to the take-over bid or, where appropriate, give the Board sufficient time to develop alternatives for maximizing shareholder value. Shareholders may also feel compelled to tender their shares pursuant to a take-over bid, even if they consider such bid to be inadequate, out of a concern that failing to do so may result in a shareholder being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all of the common shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the common shares. Finally, while existing securities legislation has

addressed many concerns related to unequal treatment of shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of shareholders disposes of shares at a premium to market price, which premium is not shared with the other shareholders.

It is not the intention of our Board of Directors in recommending the confirmation and ratification of the Plan to secure the continuance of our directors or management nor to preclude a bid for control of the Corporation. The Plan provides various mechanisms whereby shareholders can tender their shares pursuant to a take-over bid as long as the bid meets the Permitted Bid criteria. Furthermore, even in the context of a take-over bid that would not meet the Permitted Bid criteria, the Board of Directors would still have a duty to consider any take-over bid for the Corporation and consider whether or not it should waive the application of the Plan in respect of such bid. In discharging such duty, the Board of Directors must act honestly and in good faith with a view to the best interests of the Corporation.

A recent number of decisions rendered by the Canadian securities regulators relating to shareholder rights plans have concluded that a board of directors faced with an unsolicited take-over bid will not be permitted to maintain a shareholder rights plan indefinitely to prevent the successful completion of the bid, but only insofar as the board is actively seeking alternatives to the bid and there is a reasonable possibility that, given additional time, a value-maximizing alternative will be developed.

Our Plan does not preclude any shareholder from using the proxy mechanism of the *Canada Business Corporations Act*, our governing corporate statute, to promote a change in our management or in our Board of Directors, and it will have no effect on the rights of holders of our common shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had shareholder rights plans in force at such time. Our Board of Directors believes that this demonstrates that the existence of a shareholder rights plan does not in itself prevent the making of an unsolicited bid. Furthermore, in a number of cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that our Plan will serve to bring about a similar result.

The Plan is not expected to interfere with the day-to-day operations of the Corporation. The continuation of the existing outstanding rights and the issuance of additional rights in the future will not in any way alter the financial condition of the Corporation, impede its business plans, or alter its financial statements. In addition, the Plan is initially not dilutive. However, if a "Flip-in Event" (described below) occurs and the rights separate from the shares as described below, reported earnings per share and reported cash flow per share on a fully diluted or non-diluted basis may be affected. In addition, holders of rights not exercising their rights after a Flip-in Event may suffer substantial dilution.

Summary of the Plan

The following is a summary of the principal terms of the Rights Agreement, which summary is qualified in its entirety by reference to the terms of the Rights Agreement.

The Rights Agreement is available on SEDAR at www.sedar.com under the name of BCE Emergis Inc. as a filing made on June 21, 2004.

Operation of the Rights Agreement

Pursuant to the terms of the Rights Agreement, one right was issued in respect of each common share outstanding as at the close of business on June 16, 2004 (the "**Record Time**"). In addition, one right will be issued for each additional common share issued after the Record Time and prior to the earlier of the Expiration Time (as defined below) and the Separation Time (as defined below). The rights are not exercisable until the Separation Time. Upon the occurrence of a Flip-in Event (as defined below), each right shall constitute the right for the holder thereof, other than an Acquiring Person (as defined below), to purchase from us a number of common shares that has an aggregate Market Price (as defined below) equal to twice the exercise price for an amount equal to the exercise price, subject to certain anti-dilution adjustments in effect providing for a 50% discount relative to the Market Price. For example, if at the Separation Time, the Market Price for the common shares is \$20, the exercise price would be \$200 (10 x \$20) and a holder of a Right would be entitled, from and after the Flip-in Event, to purchase 20 common shares (two times the exercise price divided by the Market Price, or (2 x \$200) ÷ \$20 = 20 common shares) for an aggregate exercise price of \$200.

Trading of Rights

Until the Separation Time, the rights trade with the common shares and are represented by the same share certificates as the common shares or are represented by an entry in our securities register in respect of any outstanding common shares. From and after the Separation Time and prior to the Expiration Time, the rights are evidenced by rights certificates and trade separately from the common shares. The rights do not carry any of the rights attaching to the common shares such as voting or dividend rights.

Separation Time

The rights will separate from the common shares to which they are attached and become exercisable at the time (the "**Separation Time**") of the close of business on the eighth Trading Day (as defined below) after the earlier of:

1. the first date of a public announcement or disclosure of facts indicating that a person has become an Acquiring Person (as defined below);
2. the date of the commencement of, or first public announcement or disclosure of the intention of any person (other than us or any corporation controlled by us) to commence a take-over bid or a share exchange bid for 20% or more of our outstanding common shares other than a Permitted Bid (as defined below);

or such later time as may from time to time be determined by our Board of Directors.

Flip-in Event

The acquisition by a person (an "**Acquiring Person**"), including others acting jointly or in concert with such person, of 20% or more of the outstanding common shares, other than by way of a Permitted Bid, or in certain other limited circumstances described in the Rights Agreement, is referred to as a "**Flip-in Event**". After the occurrence of the Flip-in Event, each right (other than those held by the Acquiring Person) will entitle the holder thereof to purchase from us that number of common shares as have an aggregate Market Price equal to twice the exercise price for an amount equal to the exercise price, subject to certain anti-dilution adjustments.

Exercise Price

The exercise price is set at a multiple of 10 times the Market Price (as defined below) of the common shares at the Separation Time, subject to anti-dilution adjustments.

Definition of Market Price

"**Market Price**" is generally defined in the Rights Agreement, on any given day on which a determination must be made, as the average of the daily closing prices per common share on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date of determination, subject to certain exceptions. "**Trading Day**" is generally defined as the day on which the principal Canadian or United States securities exchange (as determined by the Board of Directors acting in good faith) on which the common shares are listed or admitted to trading is open for the transaction of business.

Permitted Bid Requirements

The requirements of a permitted bid ("**Permitted Bid**") are the following:

1. the take-over bid must be made by means of a take-over bid circular to all holders of common shares, other than the offeror;
2. the take-over bid must contain the following irrevocable and unqualified conditions:
   a. no common shares shall be taken up or paid for (x) prior to the close of business on a date which is not less than 60 days following the date of the bid, and (y) unless at the close of business on such date, the common shares deposited or tendered pursuant to the bid and not withdrawn constitute more than 50% of the outstanding common shares which are held by Independent Shareholders (as defined below);
   b. common shares may be deposited, unless the take-over bid is withdrawn, at any time prior to the close of business on the date of the first take up or payment of the common shares;
   c. common shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and
   d. if more than 50% of the then outstanding common shares held by Independent Shareholders are deposited or tendered to the take-over bid and not withdrawn, the offeror must make a public announcement of that fact and the take-over bid must remain open for deposits and tenders of common shares for not less than 10 business days from the date of such public announcement.

"**Independent Shareholders**" are shareholders other than any Acquiring Person or offeror, the Acquiring Person's or offeror's affiliates or associates and persons acting jointly or in concert with the Acquiring Person or offeror.

The Rights Agreement allows a competing Permitted Bid (a "**Competing Permitted Bid**") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must not permit common shares tendered or deposited pursuant to the bid to be taken up or paid for prior to the later date of (A) 35 days (or such longer minimum period of days that a take-over bid must remain open for acceptance under securities legislation) after the date of such take-over bid and (B) the 60th day after the earliest date on which any earlier Permitted Bid or Competing Permitted Bid that is then in existence was made.

Waiver and Redemption

Our Board of Directors may, prior to the occurrence of a Flip-in Event, waive the dilutive effects of the Rights Agreement in respect of, among other things, a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of our common shares. In these circumstances, such waiver shall also be deemed to be a waiver in

respect of any other take-over bid made by way of a take-over bid circular to all holders of common shares prior to the expiry of the first mentioned take-over bid.

Subject to the prior consent of the holders of common shares (prior to the Separation Time) or rights (after the Separation Time) given in accordance with the terms of the Plan, our Board of Directors may elect to redeem all but not less than all of the outstanding rights at a price of $0.0001 each.

Amendment to the Rights Agreement

The Rights Agreement may be amended to correct any clerical or typographical error or to make such changes as are required to maintain the validity of the Plan and the rights as a result of any change in any applicable legislation, regulations or rules, without the approval of the holders of the common shares or rights. With the prior consent of the holders of common shares or rights given in accordance with the terms of the Plan, we may amend, vary or delete any of the provisions of the Rights Agreement in order to effect any changes made by our Board of Directors.

Exemptions for Investment Advisors

Persons whose ordinary business is managing investment funds for others, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, and administrators of registered pension plans are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Term

Unless terminated earlier in accordance with the applicable terms, the Plan and the Rights Agreement will expire on the date on which the first annual meeting of our shareholders is held following the third anniversary of the Effective Date of the Rights Agreement or, if the Independent Shareholders re-approve the Plan at or prior to such annual meeting of shareholders, then on June 16, 2010 (the "**Expiration Time**").

Tax Consequences of the Plan

Certain Canadian Federal Income Tax Considerations of the Plan

Under the *Income Tax Act* (Canada) (the "**ITA**"), the issuance of rights to a recipient could be considered as a taxable benefit, the value of which is required to be included in computing the income of a Canadian resident recipient or is subject to withholding tax in the case of a recipient who is not a resident of Canada. In any event, no amount in respect of the value of the rights is required to be included in computing income, or subject to withholding tax, if the rights do not have any value at the date of issue. We consider that the rights have negligible value when issued, there being only a remote possibility that the rights will ever be exercised. A holder of rights could be required to include an amount in computing income or be subject to withholding tax under the ITA if the rights become exercisable or are exercised. A holder of rights may be subject to tax under the ITA in respect of the proceeds of disposition of such rights.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of shares. Such shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their rights, taking into account their own particular circumstances and any applicable federal, provincial, territorial or foreign legislation.

Eligibility for Investment

Provided that we remain a "public corporation" for purposes of the ITA at all material times, the rights will be qualified investments under the ITA for registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit-sharing plans. The issuance of rights will not affect the status of the shares of the Corporation under the ITA for such purposes, nor will it affect the eligibility of such securities as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies and pension plans.

Approval of the Resolution

The resolution in respect of the adoption and ratification of the Plan, the text of which is reproduced at Schedule C to this Management Proxy Circular, must be approved by at least a majority of the votes cast by the shareholders present in person or voting by proxy at the Special Meeting in order for it to be adopted. Our Management and Board of Directors recommend that Shareholders vote **FOR** the approval of the ordinary resolution. Unless instructions are given to vote against this ordinary resolution, the persons whose names appear on the enclosed proxy form will vote **FOR** the approval of this ordinary resolution.

DIRECTORS' AND OFFICERS' COMPENSATION

Report on Executive Compensation (as of March 30, 2004)

Compensation Philosophy

The objectives of our executive compensation programs are to assist in attracting and retaining executives in the technology industry and motivating them to achieve performance objectives consistent with creating shareholder value and advancing our corporate success. There is a clear emphasis on variable pay and on alignment with shareholder interest. Executives receive a base salary and are entitled to an annual short-term incentive award payable in cash and to options under our Stock Option Plan. The Stock Option Plan represents a long-term incentive program designed to align executive and shareholder interests and to provide executives with an incentive to pursue growth opportunities for BCE Emergis by allowing them to participate in the appreciation in share value. Long-term incentive programs serve both as a retention tool and a compensation element.

The Human Resources and Corporate Governance Committee (the "**HRCGC**") is responsible for the administration of our executive compensation programs. The HRCGC periodically reviews our programs and overall policy, generally to ensure that they continue to be effective in meeting the objectives set out above. This review also includes a specific review of the compensation of the President and Chief Executive Officer and other officers. The HRCGC reports and makes recommendations on executive compensation matters to the board of directors.

In this document, our officers whose compensation is set forth under the Summary Compensation Table are referred to as the "**Named Executive Officers**".

Composition of the Human Resources and Corporate Governance Committee

As of March 30, 2004, the members of the HRCGC were Messrs. C. Wesley M. Scott, Robert Kearney, Pierre Ducros and Michael J. Sabia. Mr. C. Wesley M. Scott was then the Chairman of the HRCGC.

Total Compensation

Total compensation, which comprises base salary, annual short-term incentive awards, stock option grants as long-term incentives, benefits, and perquisites, was established for the year 2003 based on a group of approximately 25 Canadian and U.S. technology companies, which are in most cases publicly traded and have a wide range of revenue levels. The results of the analysis were adjusted to reflect a comparable range of revenue levels. Base salaries follow organizational bands, and within each band, there are a number of anchor salary points to reflect market practices and to provide flexibility to recognize individual contribution. Base salaries for Canadian executives were positioned at the median of the Canadian market, whereas their annual short-term incentives were positioned at the median of the U.S. market, and stock options at the median of the combined Canadian and U.S. markets. For U.S. executives, all these components were positioned at the median of the U.S. market. Benefit and perquisite levels for Canadian and U.S. executives were positioned around the median of the Canadian and U.S. markets, respectively. Consistent with this policy and previous compensation levels, the base salary of Mr. Pierre J. Blouin as Chief Executive Officer was fixed at $500,000 for 2003 until his departure on May 13, 2003. Mr. Tony Gaffney was hired as Chief Executive Officer on May 14, 2003 and his base salary was fixed at $450,000 for 2003, in line with our compensation policy. Mr. Gaffney was named President and Chief Executive Officer on December 15, 2003 with no change in compensation.

Annual Short-term Incentive Awards

Target annual short-term incentive awards for the executive group range from 30% of base salaries to 70% for the President and Chief Executive Officer.

The size of the total annual awards is based upon (i) corporate, (ii) business unit, and (iii) individual performance factors. The corporate and business unit performance are assessed on the basis of quantifiable financial and customer satisfaction targets, attainment of which is measured at corporate level for the corporate factor and business unit level for the business unit factor. Quantifiable financial targets include revenue and EBITDA. Customer satisfaction is measured based upon the results of the Customer Value Index. Each component has its own weight, with financial targets having the greatest value. The individual factor is evaluated on the basis of individual objectives set at the beginning of the year and on key competencies.

According to the above results, the HRCGC determines the size of the annual short-term incentive awards. The calculation of each individual award is derived from a formula, which adds the corporate performance factor (50%) and the business unit factor (50%). The results are then multiplied by the individual performance factor. For executives not assigned to a specific business unit, the business unit factor represents an average of all business units' performance. For the President and Chief Executive Officer, the entire incentive award is determined on the basis of the overall corporate performance.

Actual awards may vary between zero and a maximum of twice the target award according to the achievement of the above factors.

In addition, the HRCGC can approve special short-term incentive awards to recognize the exceptional contribution of an executive.

For 2003, the actual awards ranged from 44% to 161% of target for the Named Executive Officers based on the attainment of the corporate, business unit and individual targets. Mr. Gaffney received an award of $143,174 (or 73% of his target) on the basis of meeting the corporate EBITDA target and exceeding the customer satisfaction target. These achievements were mitigated by the fact that the revenue target was not met. The bonus for Mr. Gaffney was calculated on the salary he earned in 2003 at BCE Emergis.

Long-term Compensation – Stock Options

BCE Emergis has a Stock Option Plan (the "**Plan**") for the benefit of its officers and employees who, in the opinion of the board of directors, are contributing to our success. Until 2002, options could be granted to directors under the Plan (see "Compensation of Directors" in this Circular). The exercise price of an option granted under the Plan cannot be less than the closing price of our common shares on the Toronto Stock Exchange (the "**TSX**") on the last trading day prior to the effective date of the grant of the option, and is payable in full upon exercise.

The period during which options may be exercised is six years from the date of their grant (the "**Option Period**"), except as shortened by the participant's ceasing to be an officer or an employee, as the case may be. Options granted before December 14, 1999 vest over five years as follows: as of the first anniversary of a grant of an option, and in each year thereafter during the Option Period, the option may be exercised as to 20 per cent of the total number of shares optioned, with exercise rights being cumulative from year to year. Options granted on or after December 14, 1999 vest over four years as follows: as to 25 per cent two years after the date of the grant, as to 75 per cent three years after the date of the grant, and as to 100 per cent four years after the date of the grant. Notwithstanding the foregoing, in the event of a change of control of the Corporation, all outstanding options would vest and participants would have the right to exercise the entire unexercised portion of their options. However, for options granted after July 24, 2001, such accelerated vesting would occur only if the participant's services are terminated, other than for cause, or by the participant for a valid reason, within a certain period after the change of control. On June 10, 2002, special options were granted to 38 key employees for retention purposes and in connection with the execution of the revised business plan. These options vest entirely three years after the grant date (two years in the case of the former President and Chief Operating Officer, Mr. Christian Trudeau).

Rights under the Plan are not transferable except as provided in the Plan in the case of death, and during the life of a participant any rights may be exercised only by that participant.

Up to 2000, the executive compensation policy did not contemplate annual grants of options to executives or employees. Grants were normally made at the time of hire and in special circumstances to recognize an exceptional performance or in the context of a special transaction such as when the transaction with Bell Canada took place in August 1998. The executive compensation policy adopted by the Board in 2000 contemplates the grant of stock options at the time of hire and annually, starting in 2001. Under the policy, the annual stock option awards are granted at the beginning of a financial year, and stock option awards vary according to (i) salary and responsibility level (target grant) and (ii) individual performance during the previous financial year (performance grant). In recommending grants of options, the HRCGC does not generally take the value of outstanding options into consideration.

In accordance with this policy, the board of directors granted Mr. Blouin options to purchase 40,000 common shares at the beginning of 2003 at an exercise price of $7.65 as the performance grant for 2003, corresponding to the maximum grant provided under the policy at his position level. His 2003 annual target grant of 20,000 options was accelerated and made on June 10, 2002. Following his departure, all options held by him continue to vest in accordance with their respective original schedule up to May 14, 2006, subject to Mr. Blouin remaining an employee of Bell Canada, BCE Inc. or one of its subsidiaries (see also "Executive Compensation – Employment Agreements and Change of Control Agreements" in this Circular).

Following Mr. Gaffney's appointment, 80,000 options at an exercise price of $7.65 were granted to him on May 14, 2003.

Share Ownership Guidelines

In March 2003, the board of directors introduced share ownership guidelines applicable to executives. Under these guidelines, executives are required to own common shares of BCE Emergis having a value of not less than a multiple of basic salary, ranging from one time to three times for the President and Chief Executive Officer. Executives are expected to reach this share ownership level within six years.

Conclusion

It is our view that the total compensation of the Named Executive Officers for 2003 was appropriate and well positioned compared to the compensation of our comparator group. We believe that it was also consistent with our compensation philosophy of linking a significant portion of our executives' cash compensation to the attainment of corporate performance objectives and the creation of shareholder value.

Report presented by the Human Resources and Corporate Governance Committee

Dated as of March 30, 2004

C. Wesley M. Scott, Chairman
Robert Kearney
Pierre Ducros
Michael J. Sabia

New National Instrument 51-102, Form 51-102F6 requires that the report on executive compensation included in proxy circulars from and after June 1, 2004 addresses the weight assigned to each measure of the Corporation's performance in setting executive compensation. Since the report is dated March 30, 2004 and did not include this element, we have included the information in note 3 to the Summary Compensation Table.

Shareholder Return Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on our common shares against the cumulative total shareholder return of the S&P/TSX Composite Index for the five-year period commencing December 31, 1998 and ending December 31, 2003.*

Five-Year Cumulative Total Return on $100 Investment


$600
$500
$400
$300
$200
$100
$0
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
BCE Emergis Inc.
S&P/TSX Composite

	Dec. 31, 1998 ($)	Dec. 31, 1999 ($)	Dec. 31, 2000 ($)	Dec. 31, 2001 ($)	Dec. 31, 2002 ($)	Dec. 31, 2003 ($)
BCE Emergis Inc.	100	560	318	329	54	40
S&P/TSX	100	132	141	124	108	137

* Assumes that the initial value of the investment in the common shares and in the S&P/TSX Composite Index was $100 on December 31, 1998, and that all subsequent dividends were reinvested. All prices for our common shares were taken from the TSX.

Executive Compensation

The following Summary Compensation Table sets forth the compensation for the Named Executive Officers, specifically the President and Chief Executive Officer, the former Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation, and the former President and Chief Operating Officer for services rendered in all capacities to the Corporation and its subsidiaries during the fiscal periods ended December 31, 2003, December 31, 2002 and December 31, 2001.

Summary Compensation Table

		Annual Compensation			*Long-Term* Compensation Awards (5)	
Name and Principal Position (1)	**Year**	**Salary ($)** (2)	**Bonus ($)** (2) (3)	**Other Annual Compensation ($)** (2) (4)	**Shares Under Options/SARs Granted (#)** (6)	**All Other Compensation ($)** (2) (7)
TONY GAFFNEY President and Chief Executive Officer	2003	282,115	143,174	-	80,000	1,284
PIERRE J. BLOUIN Former Chief Executive Officer	2003 2002	186,538 315,385	- -	10,962 -	40,000 230,000	11,072 7,110
JOHN VALENTINI Chief Financial Officer	2003 2002	275,000 79,327	68,784 -	- -	10,000 15,000	8,423 1,182
PATRICK LOULOU Senior Vice-President, Customer Delivery	2003	337,385	113,390	-	15,000 47,374 (BCE)	12,246
ROBERT A. NEELY President, ePayment Solutions	2003 2002 2001	US 250,000 US 237,373 US 176,528	US 55,000 - US 73,300	- - -	7,500 37,500 25,000	US 7,328 US 6,828 US 3,437
MIRIAM TUERK President, eBusiness Solutions	2003 2002 2001	224,808 199,942 185,001	181,406 - 140,456	- - 4,596	3,500 32,500 8,500	1,643 180,226 696
CHRISTIAN TRUDEAU Former President and Chief Operating Officer	2003 2002 2001	403,846 397,615 300,000	- - 210,000	10,662 - -	15,000 115,000 80,000	1,427,878 17,286 5,885

(1) The list of the Named Executive Officers for 2003 is different from the one presented in the Circular dated May 14, 2004 due to requirements to include Chief Financial Officer among the NEOs as required under new National Instrument 51-102, Form 51-102F6.

Mr. Gaffney joined the Corporation on May 14, 2003 as Chief Executive Officer. Prior to that date, he was President and Chief Executive Officer, BCE Nexxia Inc. Since May 14, 2003, his compensation has been paid by BCE Emergis and is set forth in the above table. He became President and Chief Executive Officer on December 15, 2003. Mr. Gaffney left the Corporation on November 1, 2004 and was replaced by Mr. François Côté.

Mr. Blouin joined the Corporation on May 13, 2002. Prior to that, he was Executive Vice-President of BCE and Chief Executive Officer of Bell Mobility Inc. Mr. Blouin ceased to be Chief Executive Officer of the Corporation on May 13, 2003 when he became Group President – Consumer Markets at Bell Canada.

Mr. Valentini joined the Corporation on September 16, 2002 as Chief Financial Officer.

Mr. Loulou joined the Corporation on assignment from BCE as Senior Vice-President, Customer Delivery on January 3, 2003. Prior to this date, he was Vice-President – Planning and Performance Management at BCE. Since January 3, 2003 his compensation had been paid by BCE Emergis and is set forth in the above table. Base salary for Mr. Loulou was set consistent with BCE practices and his previous compensation levels. Mr. Loulou returned to Bell Canada on January 23, 2004.

Mr. Neely joined the Corporation on September 29, 2000 as Senior Vice-President, EIPP. He was Chief Marketing Officer from March 1, 2001 to April 4, 2002 when he became President, BCE Emergis - US. He was appointed President, ePayment Solutions effective January 1, 2003. Mr. Neely left the Corporation on February 13, 2004.

Ms. Tuerk joined the Corporation on December 15, 1998 as Vice-President and General Manager. She became Vice-President, Business Development and Strategic Deals on November 11, 1999. Ms. Tuerk was Senior Vice-President, Channel Sales from January 1, 2000 to July 15, 2002 when she became Senior Vice-President, Sales. She was appointed President, eBusiness Solutions on May 9, 2003. On January 28, 2004, Ms. Tuerk was assigned to strategic initiatives. Ms. Tuerk left the Corporation on March 4, 2004.

Mr. Trudeau was Executive Vice-President and Chief Operating Officer from September 8, 1998 to October 1, 2000 when he became President and Chief Operating Officer. Mr. Trudeau left the Corporation on December 12, 2003.

(2) With the exception of **Mr. Neely,** who received his compensation in US dollars, all amounts shown in the above table are in Canadian dollars.

(3) Amounts in this column represent awards, under the annual short-term incentive program. The size of the awards is based upon (i) corporate, (ii) business unit, and (iii) individual performance factors. The corporate and business unit performance are assessed on the basis of quantifiable financial and customer satisfaction targets, attainment of which is measured at corporate level for the corporate factor and business unit level for the business unit factor. Quantifiable financial targets include revenue (35% weight) and EBITDA (50% weight). Customer satisfaction (15% weight) is measured based upon the results of the Customer Value Index. There is a minimum EBITDA level set to allow for bonus payouts. The individual factor is evaluated on the basis of achievement of individual objectives and on key competencies. For 2003, the actual awards made to the Named Executive Officers range from 44% to 161% of the target. For Mr. Blouin, no award was paid under the short-term incentive program for 2003 as he left the Corporation before the award eligibility date of December 31, 2003. No short-term incentive awards were made in 2002.

(4) In the case of **Mr. Blouin,** "Other Annual Compensation" for 2003 consists of an amount of $10,962 paid for accrued vacation at the time of his departure.

In the case of **Ms. Tuerk**, all amounts shown under "Other Annual Compensation" represent the Corporation's contribution to an RRSP.

In the case of **Mr. Trudeau,** "Other Annual Compensation" for 2003 consists of an amount of $10,662 paid for accrued vacation at the time of his departure.

Perquisites and other personal benefits for the Named Executive Officers are not disclosed where they do not exceed the lesser of $50,000 or 10 per cent of the total annual base salary and short-term incentive award of the Named Executive Officers.

(5) There are no Long-Term Incentive Plan Compensation Payouts.

(6) There are no shares or units subject to resale restrictions and no freestanding SARs granted. The numbers in this column represent options granted under the BCE Emergis Stock Option Plan which is described under "Directors' and Officers' Compensation – Report on Executive Compensation – Long-term Compensation – Stock Options" in this Circular. For **Mr. Loulou**, also included are options granted by BCE in 2003. For information on the BCE Stock Option Program, refer to the BCE's most recent management proxy circular.

On June 30, 2004, BCE Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital. As a result, in accordance with the terms of the Stock Option Plan, the Board of Directors decided to reduce the exercise price of all outstanding stock options on June 25, 2004 by $1.47 effective July 2, 2004. This amount is based on a calculation agreed upon between the Corporation and the TSX taking into account the average trading price of the Corporation's shares before and after June 23, 2004, being the record date for the one-time special cash distribution. The exercise prices of outstanding stock options awarded to NEOs and disclosed in this Circular do not reflect this past year-end adjustment.

Mr. Gaffney was granted 80,000 options upon his appointment on May 14, 2003 at an exercise price of $7.65.

Mr. Blouin was granted 40,000 options (representing the performance grant for 2003) at an exercise price of $7.65 on January 28, 2003. On June 10, 2002, he was granted 130,000 options upon his appointment, 20,000 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 80,000 options, all at an exercise price of $9.05. The 80,000 options vest in their entirety three years after the grant date. All options held by Mr. Blouin continue to vest in accordance with their respective original schedule up to May 14, 2006, subject to Mr. Blouin remaining an employee of Bell Canada, BCE or one of its subsidiaries (for more details, see also "Employment Agreements and Change of Control Agreements" in this Circular). The sale by BCE of its interest in BCE Emergis did not impact the vesting terms agreed with Mr. Blouin upon his departure.

Mr. Valentini was granted 10,000 options (representing the performance grant for 2003) at an exercise price of $7.65 on January 28, 2003. He received 15,000 options upon his appointment as Chief Financial Officer in 2002 at an exercise price of $5.42.

Mr. Loulou was granted 15,000 options upon his appointment at an exercise price of $7.31. In addition, as part of his agreement with BCE, in February 25, 2003, he received 47,374 BCE options at an exercise price of $27.99 under the BCE Stock Option Program. These 47,374 options vest over four years from the date of the grant. All BCE Emergis options held by Mr. Loulou continue to vest in accordance with their respective original schedule up to January 23, 2007, subject to Mr. Loulou being an employee of Bell Canada, BCE or one of its subsidiaries (for more details, see also "Employment Agreements and Change of Control Agreements" in this Circular). The sale by BCE of its interest in BCE Emergis did not impact the vesting terms agreed with Mr. Loulou upon his return to Bell Canada.

Mr. Neely was granted 7,500 options (representing the performance grant for 2003) at an exercise price of $7.65 on January 28, 2003. On June 10, 2002, he was granted 7,500 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 30,000 options at an exercise price of $9.05. These 30,000 options vest in their entirety three years after the grant

date. All options held by Mr. Neely have expired 90 days following his departure from the Corporation in accordance with the Stock Option Plan rules.

Ms. Tuerk was granted 3,500 options (representing the performance grant for 2003) at an exercise price of $7.65 on January 28, 2003. She received 7,500 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 15,000 options at an exercise price of $9.05 on June 10, 2002. These 15,000 options vest in their entirety three years after the grant date. On January 22, 2002, she received 10,000 options (representing the annual grant for 2002) at an exercise price of $42.52. All options held by Ms. Tuerk have expired 90 days following her departure from the Corporation in accordance with the Stock Option Plan rules.

Mr. Trudeau was granted 15,000 options (representing the performance grant for 2003) at an exercise price of $7.65 on January 28, 2003. He received 15,000 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 100,000 options on June 10, 2002 at an exercise price of $9.05. These 100,000 options vest in their entirety two years after the date of the grant. Pursuant to an arrangement made with Mr. Trudeau at the time of his departure, options held by Mr. Trudeau will continue to vest and be exercisable until June 12, 2005 (for more details, see "Employment Agreements and Change of Control Agreements" in this Circular).

(7) All Other Compensation includes the following payments by the Corporation:

- Contributions for life insurance coverage in the case of **Messrs. Gaffney** ($1,060 in 2003), **Blouin** ($1,207 in 2003 and $1,918 in 2002), and **Valentini** ($681 in 2003 and $103 in 2002), **Loulou** ($2,124 in 2003), , **Ms. Tuerk** ($781 in 2003, $505 in 2002 and $669 in 2001), and **Mr. Trudeau** ($1,011 in 2003 and $358 in 2002); contributions for **Messrs. Blouin** and **Loulou** were paid by BCE as a part of the BCE benefits program;
- Contributions to US group term life insurance for **Mr. Neely** (US$828 in 2003 and 2002, and US$562 in 2001);
- Contributions for spouse life insurance in the case of **Mr. Valentini** ($66 in 2003 and $10 in 2002), **Ms. Tuerk** ($473 in 2003, $143 in 2002 and $27 in 2001) and **Mr. Trudeau** ($430 in 2003);
- Contributions to life insurance for the children of **Messrs. Valentini** ($38 in 2003 and $7 in 2002) and **Trudeau** ($31 in 2003);
- Contributions to accidental death and disability insurance in the case of **Messrs. Gaffney** ($224 in 2003) and **Valentini** ($157 in 2003 and $24 in 2002), **Ms. Tuerk** ($389 in both 2003 and 2002), and **Mr. Trudeau** ($287 in 2003);
- Contributions under the Employee Share Purchase Plan in the case of **Messrs. Blouin** ($9,865 in 2003 and $5,192 in 2002), **Loulou** ($10,122 in 2003), and **Trudeau** ($13,405 in 2003, $11,928 in 2002, and $5,885 in 2001);
- Contributions under the Deferred Profit Sharing Plan used for retirement purposes in the case of **Messrs. Valentini** ($7,481 in 2003 and $1,038 in 2002) and **Trudeau** ($7,680 in 2003 and $5,000 in 2002);
- Contributions under the US 401(k) plan for **Mr. Neely** (US$6,500 in 2003, US$6,000 in 2002, and US$2,875 in 2001);
- Special sales commission of $159,189 in 2002 for **Ms. Tuerk** under a sales compensation program related to outstanding performance of her sales team;
- Promotion bonus of $20,000 in 2002 for **Ms. Tuerk**; and
- Payment of $1,405,034 that **Mr. Trudeau** was entitled to upon his departure.

Under the Employee Share Purchase Plan, executives are eligible to make a basic contribution towards the purchase of BCE Emergis common shares of up to 12 per cent of their base salaries matched by a company contribution at the rate of 50 per cent of executive contributions.

Options/SARs Granted During the Year ended December 31, 2003

The following table sets forth details of options to purchase common shares of BCE Emergis granted under the Stock Option Plan to the Named Executive Officers during the financial year ended December 31, 2003. Each option granted under the Stock Option Plan covers one common share. The Plan is described under the heading "Directors' and Officers' Compensation – Report on Executive Compensation – Long-term Compensation – Stock Options" in this Circular.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARs Granted (#) (1)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security) (2)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Tony Gaffney	80,000 (3)	11.7	$7.65	$7.65	May 14, 2009
Pierre J. Blouin	40,000 (4) (5)	5.8	$7.65	$7.65	January 28, 2009
John Valentini	10,000 (4)	1.5	$7.65	$7.65	January 28, 2009
Patrick Loulou	15,000 (6)	2.2	$7.31	$7.31	February 1, 2009
Patrick Loulou (BCE)	47,374 (7)	0.8 (8)	$27.99	$27.99	February 25, 2013
Robert A. Neely	7,500 (4) (9)	1.1	$7.65	$7.65	January 28, 2009
Miriam Tuerk	3,500 (4) (9)	0.5	$7.65	$7.65	January 28, 2009
Christian Trudeau	15,000 (4) (10)	2.2	$7.65	$7.65	January 28, 2009

(1) As freestanding SARs are not granted, the numbers relate solely to stock options.

(2) On June 30, 2004, BCE Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital. As a result, in accordance with the terms of the Stock Option Plan, the Board of Directors decided to reduce the exercise price of all outstanding stock options on June 25, 2004 by $1.47 effective July 2, 2004. This amount is based on a calculation agreed upon between the Corporation and the TSX taking into account the average trading price of the Corporation's shares before and after June 23, 2004, being the record date for the one-time special cash distribution. The exercise prices of outstanding stock options awarded to NEOs and disclosed in this Circular do not reflect this past year-end adjustment.

(3) **Mr. Gaffney** was granted 80,000 options upon his appointment.

(4) Options granted as part of the performance grant of options for 2003.

(5) These options, as well as all the other options held by **Mr. Blouin**, will expire pursuant to special arrangements as described under "Employment Agreements and Change of Control Agreements" in this Circular.

(6) **Mr. Loulou** was granted 15,000 options upon his appointment. These options will expire pursuant to special arrangements as described under "Employment Agreements and Change of Control Agreements" in this Circular.

(7) **Mr. Loulou** was granted 47,374 BCE options under the BCE Stock Option Program as a part of his agreement with BCE. These options vest over a four-year period from the date of the grant as follows: 25 per cent, 50 per cent, 75 per cent, and 100 per cent after one, two, three, and four years, respectively. The option period is 10 years from the date of the grant.

(8) Calculated based on the total number of options granted in 2003 under the BCE Stock Option Program.

(9) These options, as well as all the other options held by **Mr. Neely** and **Ms. Tuerk**, have expired pursuant to the Stock Option Plan, 90 days following their respective dates of departure from the Corporation.

(10) These options, as well as all the other options held by **Mr. Trudeau**, will expire pursuant to special arrangements as described under "Employment Agreements and Change of Control Agreements" in this Circular.

Aggregated Option/SAR Exercised During the Year ended December 31, 2003 and Financial Year-end Option/SAR Values

The following table summarizes, for each of the Named Executive Officers, (a) the number of stock options, if any, exercised during the year ended December 31, 2003, (b) the aggregate value realized upon exercise, which is the difference between the market value of the underlying shares on the exercise date and the exercise or base price of the option, (c) the total number of unexercised options, if any, held at December 31, 2003 and (d) the aggregate value of unexercised in-the-money options at financial year-end, which is the difference between the exercise or base price of the options and the market value of the common shares on December 31, 2003, which was $5.50 per share.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-end (#)(1)		Value of Unexercised In-the-Money Options/SARs at Financial Year-end ($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Tony Gaffney	0	0	0	80,000	0	0
Pierre J. Blouin	0	0	0	270,000 (3)	0	0
John Valentini	0	0	0	25,000	0	1,200
Patrick Loulou	0	0	0	15,000 (4)	0	0
Patrick Loulou (BCE)	0	0	0	47,374 (5)	0	43,110 (6)
Robert A. Neely	0	0	6,250 (7)	63,750 (7)	0	0
Miriam Tuerk	0	0	26,625 (7)	42,375 (7)	0	0
Christian Trudeau	0	0	212,100 (8)	190,000 (8)	0	0

(1) As freestanding SARs are not granted, the numbers relate solely to stock options.

(2) On June 30, 2004, BCE Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital. As a result, in accordance with the terms of the Stock Option Plan, the Board of Directors decided to reduce the exercise price of all outstanding stock options on June 25, 2004 by $1.47 effective July 2, 2004. This amount is based on a calculation agreed upon between the Corporation and the TSX taking into account the average trading price of the Corporation's shares before and after June 23, 2004, being the record date for the one-time special cash distribution. The value of unexercised in-the-money options does not reflect this past year-end adjustment.

(3) These options will expire pursuant to the arrangements put in place in connection with **Mr. Blouin's** departure and as described under "Employment Agreements and Change of Control Agreements" in this Circular.

(4) These options will expire pursuant to the arrangements put in place in connection with **Mr. Loulou's** departure and as described under "Employment Agreements and Change of Control Agreements" in this Circular.

(5) These options were granted under the BCE Stock Option Program.

(6) The closing price of BCE shares was $28.90 on December 31, 2003.

(7) These options have expired 90 days following the departures of **Mr. Neely** and **Ms. Tuerk** from the Corporation in accordance with the Stock Option Plan rules.

(8) These options will expire pursuant to the arrangements put in place in connection with **Mr. Trudeau's** departure and as described under "Employment Agreements and Change of Control Agreements" in this Circular.

Pension Arrangements

As executives of a subsidiary of BCE, Messrs. Gaffney, Blouin and Loulou continued to participate in the non-contributory defined benefit pension plan of BCE (the "**BCE Pension Plan**"). In addition, Messrs. Blouin and Gaffney were covered by a supplementary executive retirement agreement (the "**SERP**") with BCE. The following tables show estimated annual pension benefits payable, under the BCE Pension Plan and the SERP, upon retirement at age 65, to a participant in specified average

earnings and years of service classifications. In no case may a participant receive under the BCE Pension Plan and the SERP an annual aggregate pension benefit from BCE in excess of 70% of average pensionable earnings. The other Named Executive Officers do not participate in a defined benefit pension plan. Mr. Neely participated in a company-sponsored U.S. 401(k) plan pursuant to which employee contributions are matched by company contributions, 100 per cent for the first US $1,000 and 50 per cent for the remainder of employee contributions, which cannot exceed 10 per cent of their base salary or US$12,000, whichever is greater. The Corporation's contributions are shown under "All Other Compensation" in the Summary Compensation Table in this Circular.

	PENSION PLAN TABLE					PENSION PLAN TABLE (SERP)				
Pensionable earnings ($)	Pensionable years of service					Pensionable years of service				
	2	5	10	20	30	2	5	10	20	30
300,000	9,600	24,100	48,200	94,700	137,100	9,600	24,100	48,200	96,400	142,000
500,000	16,400	41,100	82,200	161,500	233,900	16,400	41,100	82,200	164,400	242,200
700,000	23,200	58,100	116,200	228,300	330,700	23,200	58,100	116,200	232,400	342,400
900,000	30,000	75,100	150,200	295,100	427,500	30,000	75,100	150,200	300,400	442,600
1,100,000	36,800	92,100	184,200	361,900	524,300	36,800	92,100	184,200	368,400	542,800

Benefits shown above are not subject to any deductions for government benefits or other offset amounts. The benefits are partially indexed annually to increases in the Consumer Price Index but in no case shall indexation exceed 4%.

The following describes the pensions payable to a participant under the BCE Pension Plan, as supplemented by the SERP:

1. Pensions are based on pensionable service and the one-year average of the best consecutive 36 months of pensionable earnings. Pensionable earnings include salary and short-term incentive awards, up to the target. The inclusion of such awards is subject to a maximum limit.
2. A participant is credited with 1.5 years of pensionable service for each year of service as an officer of BCE or of a subsidiary or associated company of BCE.
3. Pensions are payable for life with a spousal survivor benefit entitlement of approximately 60% of the pension payable to the participant.
4. A retirement allowance equal to one year's base salary is payable at time of retirement. This amount is not included in computing the participant's pensionable earnings.
5. A participant generally becomes eligible to SERP benefits upon reaching: (i) age 55 or more and the sum of age and service equals or exceeds 85; (ii) age 60 or more and the sum of age and service equals or exceeds 80; or (iii) age 65 and 15 years of service. For purposes of this paragraph (5), service excludes the additional 0.5 year of pensionable service credited for each year of service as an officer.
6. For purposes of computing their total retirement benefits, as of December 31, 2003, **Mr. Blouin** had 21.8 years of pensionable service, **Mr. Gaffney** 2.5 years of service, and **Mr. Loulou** 1.7 years of service.

Following the sale by BCE of its interest in BCE Emergis, **Mr. Gaffney** no longer accrues pensionable service under the BCE Pension Plan effective June 16, 2004. The employment agreement with **Mr. Gaffney** provides that, in the event BCE Emergis is no longer a subsidiary of BCE, BCE Emergis is to provide **Mr. Gaffney** with an annual benefit of equivalent value either as a contribution to his own retirement plan, as a payment in cash or through another reasonable benefit.

Employment Agreements and Change of Control Agreements

Upon the departures of Messrs. Blouin and Loulou, there were no special compensation arrangements except for the arrangements governing the vesting and exercise of their stock options described below.

Pursuant to the material terms of Mr. Gaffney's arrangement, in the event of termination of his employment with the Corporation either (i) without cause, or (ii) due to resignation for valid reasons outlined in the agreement, and any other reason which would constitute constructive dismissal, Mr. Gaffney would be entitled to receive an amount equal to 18 months of his base salary and target bonus subject to signing a non-competition agreement. Mr. Gaffney would continue to receive benefits for a period of 18 months or until he obtains alternative employment, whichever is sooner. Mr. Gaffney stepped down as Chief Executive Officer on November 1, 2004, giving rise to these entitlements.

Pursuant to arrangements with Mr. Blouin, all options held by Mr. Blouin upon his departure from the Corporation will continue to vest in accordance with their respective original schedule up to May 14, 2006, subject to Mr. Blouin remaining an employee of Bell Canada, BCE or one of its subsidiaries. However, in case of a "Change of Control" substantially as defined under the

Stock Option Plan of the Corporation, Mr. Blouin will have 90 days to exercise each option as to a number of shares established on a proportional basis; provided however that, notwithstanding the foregoing, all unvested or unexercised options held by Mr. Blouin on May 14, 2006 will expire on such date. All options held by Mr. Blouin are forfeited after 91 days following such Change of Control. The sale by BCE of its interest in BCE Emergis did not impact the vesting terms agreed with Mr. Blouin upon his departure.

Pursuant to arrangements with Mr. Loulou, all options held by Mr. Loulou upon his departure from the Corporation will continue to vest in accordance with their respective original schedule up to January 23, 2007, subject to Mr. Loulou remaining an employee of Bell Canada, BCE or one of its subsidiaries. However, in case of a "Change of Control" substantially as defined under the Stock Option Plan of the Corporation, Mr. Loulou will have 90 days to exercise each option as to a number of shares established on a proportional basis; provided however that, notwithstanding the foregoing, all unvested or unexercised options held by Mr. Loulou on January 23, 2007 will expire on such date. All options held by Mr. Loulou are forfeited after 91 days following such Change of Control. The sale by BCE of its interest in BCE Emergis did not impact the vesting terms agreed with Mr. Loulou upon his return to Bell Canada.

With respect to options granted under our Stock Option Plan before July 24, 2001, the vesting schedule and expiration date of such options was not impacted as a result of the sale by BCE of its interest in BCE Emergis . With respect to options granted on or after July 24, 2001, our Stock Option Plan provides that if there occurs a "Change of Control" and the optionholder's employment, office or directorship is terminated by us other than for cause or by the optionholder for valid reason within 18 months following the Change of Control, all options (including unvested options) would become fully exercisable for a period of 90 days after the optionholder ceasing to be an employee. For the options granted on or after July 24, 2001 but before January 15, 2004, the definition of Change of Control includes a sale, exchange or disposition of all or substantially all of our assets. Our Board of Directors established February 26, 2004, being the date of the Special Meeting of Shareholders of BCE Emergis at which a special resolution was passed approving the sale of BCE Emergis Corporation to MultiPlan, Inc., as the effective date of the Change of Control for the purpose mentioned above. The sale by BCE of its interest in BCE Emergis did not result in a further Change of Control for the purpose of our Stock Option Plan.

Pursuant to arrangements with Mr. Valentini, in case of termination of his employment with the Corporation either (i) without cause or (ii) due to resignation for a valid reason outlined in the agreement, Mr. Valentini is entitled to receive an amount equal to 18 months of his base salary and target bonus. He will also continue to receive medical, dental, long-term disability and basic life insurance benefits and perquisites, for the period covered by the severance or until he obtains alternative employment, whichever occurs earlier. All unvested shares under Mr. Valentini's name under the Employee Share Purchase Plan will vest and he will receive a lump sum cash payment equal to the amount of the Corporation's contributions which would have been otherwise made by the Corporation over the severance period pursuant to the terms of the Employee Share Purchase Plan. In case of a "Change of Control" as defined under the Stock Option Plan of the Corporation during the severance period, all unvested stock options will vest immediately and Mr. Valentini will have 90 days to exercise them.

On September 10, 2004, the Board of Directors adopted a restricted share plan called Share Right's Plan (the "**SR Plan**") for selected key executives. The purpose of the SR Plan is to align the interests of the Corporation's executives with those of its shareholders through the ownership of shares, and to enhance the Corporation's ability to attract, motivate and retain key executives. The Board of Directors, on recommendation from the HRCGC, determines which employees are eligible to participate in the SR Plan, as well as the number of share rights (the "**SR**") to be awarded to each participant. The SR represents a right to receive a fully paid common share of the Corporation once a vesting condition pertaining to that share is fulfilled. The vesting condition is the participant's continuous employment at BCE Emergis for a period of three years starting from the date of the SR award or as otherwise decided by the HRCGC. In the event that a participant is terminated for cause or resigns for other than a valid reason (as defined in the SR Plan) during the vesting period, the participant's SRs are forfeited, unless the HRCGC decides otherwise. In the event of a participant's retirement, death or long-term disability, the participant's unvested SRs vest on a pro-rated basis. The SR Plan provides that unvested SRs will vest upon an acquisition of control of BCE Emergis for a cash consideration (as defined in the SR Plan). In the event of a change of control of a subsidiary (as defined in the SR Plan), the unvested SRs of participants employed by that subsidiary who are not transferred to Emergis or a subsidiary vest on a pro-rated basis. Notwithstanding the foregoing, upon a participant's termination without cause or resignation for a valid reason (as defined in the SR Plan), all unvested SRs of such participant vest in their entirety.

Rights in respect of the SRs received are not transferable except as provided in the SR Plan in the case of death. Participants do not have a right to vote nor to receive dividends, including extraordinary cash dividends, return of capital or other distributions from the Corporation, with respect to the SR received prior to the date such SR vests. However, an appropriate adjustment is made to the number of share rights upon payment of such distributions, and in the event of any share split, stock dividend, combination or exchange of Shares, or similar event.

In accordance with the SR Plan, on September 10, 2004, the Board of Directors awarded 115,000 SRs to Mr. Gaffney and 52,500 SRs to Mr. Valentini. These SRs vest in their entirety on September 10, 2007 unless vesting otherwise pursuant to the SR Plan.

Pursuant to arrangements with Mr. Neely, following Mr. Neely's departure from the Corporation, in addition to accrued vacation pay, he will receive 12 months of base salary payable in 12 equal instalments. Such amounts cover consulting services provided by Mr. Neely to the Corporation for a period of two months following his departure. The arrangements between the Corporation and Mr. Neely also provide for additional consulting services by Mr. Neely beyond the two-month period until February 28, 2005. Mr. Neely will continue to receive medical benefits until such date or until he obtains alternative

employment, whichever is sooner. The agreement between the Corporation and Mr. Neely further provides for non-competition covenants in favour of the Corporation for a period of 12 months after the date of termination of employment. All options held by Mr. Neely have expired 90 days following his departure from the Corporation in accordance with the Stock Option Plan rules.

Pursuant to arrangements with Ms. Tuerk, following Ms. Tuerk's departure from the Corporation, Ms. Tuerk received a lump sum payment of $287,668, being an amount of her annual base salary and car allowance prorated up to May 31, 2005. She also received an amount of $225,172 equal to a pro-rated annual bonus to such date. As part of the arrangement, the Corporation paid a lump sum amount of $42,100 to Ms. Tuerk's attorneys. This amount represents legal fees Ms. Tuerk incurred as a result of her employment termination negotiations. Ms. Tuerk will continue to receive medical, dental and basic life insurance benefits up to May 31, 2005. The arrangements between the Corporation and Ms. Tuerk are conditional upon non-competition covenants in favour of the Corporation for a period of 12 months after the date of termination of employment. All options held by Ms. Tuerk have expired 90 days following her departure from the Corporation in accordance with the Stock Option Plan rules.

In the Spring of 2003, BCE Emergis put in place arrangements to assist in retaining and motivating certain key senior executives then in office in the context of the strategic review initiated at that time. Mr. Gaffney did not benefit from such arrangements. These arrangements provide for fixed retention amounts, with the time of payment of various instalments of same being dependent on time of announcement of one or more major transactions involving one of the Corporation's subsidiaries, and time at which the Board of Directors determines that the strategic review process is concluded. In the absence of any major transaction, outside payment dates are specified. Another retention component is payable to each such executive on a specified date, subject to the attainment by the executive of specified personal objectives. All retention payments are conditional upon the executive being in office at the specified payment dates. For Mr. Valentini, the amount of retention payments paid was equal to $423,958, with the first payment being on January 8, 2004, the second on February 5, 2004, the third on April 15, 2004 and the fourth on September 2, 2004. The last payment of 6 months of salary will be payable on February 1, 2005, provided Mr. Valentini is employed by BCE Emergis on the payment date. In case of Mr. Valentini's termination before February 1, 2005, the retention payments payable will be pro-rated for the actual period worked between February 1, 2004 and the termination date. For Ms. Tuerk, the total amount of these retention payments was equal to $100,000, with the first payment of $50,000 having been paid on February 5, 2004 and the second payment of $50,000 on February 19, 2004. For Mr. Trudeau, the total amount of these retention payments was equal to 12 months of base salary. He received the pro-rated amount of these retention payments as part of his severance in December 2003.

In May 2003, an agreement with Mr. Trudeau was also reached that provided that in the event of termination of his employment without cause, he would receive an amount equal to 18 months of base salary and target bonus, as well as a pro-rated retention payment. Accordingly, upon his departure in December 2003, he was paid a severance amount equal to $1,244,000. The agreement made with Mr. Trudeau upon his departure also provided for the 2003 bonus to be payable in 2004. He will also continue to receive medical, dental and basic life insurance benefits for a period of 18 months or until he obtains other employment, whichever is sooner. The arrangements between the Corporation and Mr. Trudeau further provide for non-competition covenants in favour of the Corporation for a period of 18 months after the date of termination of employment. Upon his departure, an agreement was made that all stock options issued under the Stock Option Plan of the Corporation and held by Mr. Trudeau will continue to vest for 18 months according to the schedule under the Stock Option Plan (or June 12, 2005). However, in the event of a "Change of Control" substantially as defined under the Plan, all options held by Mr. Trudeau will vest and he will have 90 days to exercise them, after which time his options would be forfeited.

Compensation of Directors

In 2003, directors who are not officers or employees of BCE Emergis or of any of its affiliates[1] (the "Eligible Directors") were compensated for their services as directors on the following basis:

Annual Board Retainer [2]	$20,000
Annual Audit Committee Retainer	$1,000
Annual HRCGC Retainer	$1,000
Annual HRCGC Chairperson Retainer [3]	$4,000
Annual Audit Committee Chairperson Retainer [3]	$20,000
Board and HRCGC Attendance Fees	$1,000
Audit and ad hoc Committees Attendance Fees	$1,500

Notes:

1. Messrs. Michael J. Sabia and William D. Anderson being officers of BCE (before their resignation from the Board of Directors following the sale by BCE of its interest in BCE Emergis) and Mr. Gaffney (and Mr. Blouin before his termination on May 13, 2003) being an officer of BCE Emergis were not entitled to compensation as directors.
2. The Annual Board Retainer fee is paid in share units under the Share Unit Plan described below until the Director's minimum share ownership level is attained (see "Minimum Share Ownership Guideline" below). Once it is attained,

the Director may elect to continue to receive the Annual Board Retainer fee in share units. All other fees are paid in cash unless the Director elects to be paid these fees in the form of share units.
3. The Annual Audit Committee and HRCGC Chairperson Retainer fees include the Annual Committee Retainer Fees.
4. If a Director resides more than 1,000 km away from Montreal, travel fees of $1,000 per meeting are paid.
5. Directors are no longer entitled to stock options.

A special compensation of $50,000 each was granted to Mr. Pierre Ducros, as Chairman of a Special Committee (a non-standing Committee composed of independent directors) and to Mr. Robert Kearney, as Chairman of the Audit Committee, for their extensive services in 2002. In 2002, the Special Committee met 7 times and the Audit Committee met 12 times. Such compensation was granted after the annual meeting of May 13, 2003 and as a consequence was not included in the 2003 Management Proxy Circular.

Directors' Share Unit Plan

So as to align more closely the interests of our directors with those of our shareholders, effective October 1, 1999, the fees payable to Eligible Directors, other than attendance fees have been paid in the form of share units under the BCE Emergis Inc. Share Unit Plan for Non-Employee Directors (1999) (the "**Share Unit Plan**"). Directors may also elect to receive the attendance fees in the form of share units. The Share Unit Plan was amended on April 1, 2003 to provide that the Annual Board Retainer is paid in the form of share units until the minimum share ownership level is met (see below). Once this level is met, a director may elect to receive the Annual Board Retainer in share units or in cash. The Committee Retainer fees, the Committee Chairperson Retainer fees and the attendance fees are paid in cash unless the director elects to be paid these fees in the form of share units. Under the Share Unit Plan, each quarter, a number of share units equal to the number of shares that could be purchased on the open market for a dollar amount equal to the applicable fees payable in share units for such quarter is credited to the account maintained for each Eligible Director. No shares are purchased on the open market until such time as a director ceases to be a member of the board of directors. Following the cessation of board service (or following the day when a director ceases to be an employee of BCE Emergis or any of its affiliates, whichever occurs later), the Corporation purchases on the open market a number of common shares of the Corporation equal to the director's credit balance under the Share Unit Plan after remittance of applicable withholding taxes; and such shares are then delivered to the director. Additional share units are credited to the account maintained for each Eligible Director to reflect the amount of dividends paid on or other distributions made on the Common Shares.

Stock Options

The Board of Directors adopted a policy in 2001 with respect to the grant of options to directors pursuant to which a maximum of 25,000 options could be granted to a Director upon his or her joining the Board and thereafter, up to 5,000 options per year could be granted. No options were granted to directors in 2002. On December 17, 2002, the Board of Directors rescinded the 2001 policy and decided that no grants of options would thereafter be made to directors and that the Stock Option Plan would be amended accordingly. Two directors continue to hold stock options that were granted in 1998.

Minimum Share Ownership Guideline

Under the Share Ownership Guideline adopted by the Board on December 17, 2002, directors must own, within three years from their election to the board of directors, common shares or share units of BCE Emergis having a value of $60,000, which is equivalent to three times the Annual Board of Directors Retainer fee. The value is measured at the higher of the purchase price (or historical cost) or fair market value.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes the number of securities authorized for issuance from treasury under Corporation's equity compensation plans as of December 31, 2003.

EQUITY COMPENSATION PLAN INFORMATION			
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	6,045,842(1)	$24.71(2)	3,652,993
Equity compensation plans not approved by securityholders	0	0	545,837(3)
Total	6,045,842	$24.71(2)	4,198,830

(1) These securities include common shares of BCE Emergis to be issued under the Stock Option Plan. The number also includes common shares of BCE Emergis issuable under stock option plans assumed in connection with the acquisitions of SNS/Assure Corp. and Assure Health Inc. in November 1999 and InvoiceLink Corporation in September 2000. BCE Emergis assumed the obligations of these corporations under their respective stock option plans and the options under such plans now entitle the holder to common shares of BCE Emergis. As at December 31, 2003, there were 16,567 stock options outstanding, with a weighted-average exercise price of $22.62 under the SNS/Assure Corp. and Assure Health Inc. plans, and 24,684 stock options outstanding with a weighted-average exercise price of $0.66 under the InvoiceLink Corp plan. The exercise prices under the three stock option plans assumed as part of these acquisitions are based on a formula related to the acquisition price. The options under the SNS/Assure Corp. and Assure Health Inc. plans are all vested and will generally expire 10 years from the date of their original grant. Subject to a number of exceptions, the options under the InvoiceLink Corp. stock option plan vest over a 4-year period, and expire 10 years after their original grant.

(2) On June 30, 2004, BCE Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital. As a result, in accordance with the terms of the Stock Option Plan, the Board of Directors decided to reduce the exercise price of all outstanding stock options on June 25, 2004 by $1.47 effective July 2, 2004. This amount is based on a calculation agreed upon between the Corporation and the TSX taking into account the average trading price of the Corporation's shares before and after June 23, 2004, being the record date for the one-time special cash distribution. The weighted-average exercise price of outstanding stock options does not reflect this past year-end adjustment.

(3) These securities include 250,000 common shares available for issuance under the Executive Retention Plan and 295,837 shares available for issuance under the Employee Share Purchase Plan, both described below.

Employee Share Purchase Plan

The Employee Share Purchase Plan ("the ESPP") allows participating Canadian employees to contribute up to 10% of their pre-tax salary to purchase common shares of BCE Emergis. Senior executives can contribute up to 12% of their pre-tax salary. BCE Emergis matches each dollar a participant contributes by an amount equal to 50% of the participant's contribution up to 3% of participant's earnings (6% for senior executives). All shares acquired with participant's contributions are vested immediately. The shares purchased with the BCE Emergis contributions vest on December 31 of each year. If a participant withdraws voluntarily from the plan or terminates his employment for any other reason than retirement, death, lay-off or transfer before the shares purchased with the BCE Emergis contributions are vested, such shares are forfeited, except as otherwise agreed. In case of a participant's death, retirement, lay-off, long-term disability or transfer to an affiliate whose employees are not allowed to participate in the ESPP before the shares purchased with the BCE Emergis contributions are vested, such shares vest immediately.

Executive Retention Plan

As described under "DIRECTORS' AND OFFICERS' COMPENSATION – Employment Agreements and Change of Control Agreements" in this Circular, in the Spring of 2003, BCE Emergis put in place arrangements to assist in retaining and motivating certain key senior executives then in office in the context of the strategic review initiated at that time. These arrangements provide for fixed retention amounts, with the time of payment of various instalments of same being dependent on time of announcement of one or more major transactions involving one of the BCE Emergis' subsidiaries, and time at which the Board of Directors determines that the strategic review process is concluded. In the absence of any major transaction, outside payment dates are specified. Another retention component is payable to each such executive on a specified date, subject to the attainment by the executive of specified personal objectives. All retention payments are conditional upon the executive being in office at the specified payment dates. A portion of such retention payments may be paid in common shares of BCE Emergis to be issued from treasury. 250,000 shares are authorized for issue for retention purposes at market prices according to a formula approved by the TSX. As of the date of this Circular, none of such retention payments were paid out in shares of BCE Emergis.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

On June 16, 2004, BCE Emergis obtained directors' and officers' liability insurance coverage separate from BCE, its former majority shareholder. The insurance coverage in the aggregate amount of CAD$50 million is purchased for the protection of all the directors and officers of BCE Emergis and its subsidiaries against liability incurred by such directors and officers. For the period from June 16, 2004 to June 16, 2005, the aggregate amount charged to BCE Emergis in respect of its directors and officers was CAD$422,000. In any case in which BCE Emergis is not permitted by law to reimburse the insured, the deductible is nil. Where BCE Emergis is permitted to reimburse the insured, the deductible is CAD$250,000 per event. Liability incurred prior to June 16, 2004 remains covered under the BCE policy described in our Management Proxy Circular dated May 14, 2004 for the special meeting of shareholders held on June 16, 2004 under "DIRECTORS' AND OFFICERS' LIABILITY INSURANCE".

INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed below, in our 2003 Annual Report (which includes our audited consolidated financial statements for the financial year ended December 31, 2003), in our Annual Information Form dated May 3, 2004 and in our Management Proxy Circular dated May 14, 2004 for the special meeting of shareholders held on June 16, 2004 under "DIRECTORS' AND OFFICERS' COMPENSATION – Executive Compensation – Employment Agreements and Change of Control Agreements" and "INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS", we are not aware that any of the directors, officers, other insiders or any persons associated with or otherwise related to any of them has had a material interest in any transaction carried out since the beginning of our last completed fiscal year or proposed transaction which has materially affected or could materially affect BCE Emergis.

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS

We will consider proposals from shareholders to include as items in next year's management proxy circular for our 2005 annual shareholder meeting. Please send your proposal to us no later than January 5, 2005.

ADDITIONAL INFORMATION

Copies of our latest annual information form, latest audited financial statements, interim financial statements filed since the date of the latest audited financial statements, management proxy circular for our most recent annual meeting of shareholders and for our special meeting of shareholders held on June 16, 2004 are available on SEDAR at www.sedar.com and will be provided promptly upon request, free of charge. Requests should be addressed to the Corporate Secretary at 1155 René-Lévesque Blvd. West, Suite 2200, Montréal, Québec H3B 4T3 (telephone: (514) 868-2200 or 1 888 206-5116; facsimile: (514) 868-2344).

APPROVAL OF CIRCULAR

I, the undersigned, as Executive Vice-President, Law and Corporate Secretary of BCE Emergis Inc., hereby certify that the contents of this Management Proxy Circular and the sending thereof to each shareholder entitled to receive notice of and vote at the Special Meeting, to each Director, to the auditors of BCE Emergis and to the appropriate governmental agencies were approved by the Board of Directors on November 1, 2004.

Monique Mercier

Monique Mercier
Executive Vice-President, Law and
Corporate Secretary

SCHEDULE A

TEXT OF THE SPECIAL RESOLUTION REGARDING THE CHANGE OF NAME OF THE CORPORATION

"BE IT RESOLVED THAT:

1. The Corporation be authorized to apply for a Certificate of Amendment under Section 173 of the *Canada Business Corporation Act* amending its Articles to change its name from "BCE Emergis Inc." to "Emergis Inc.";

2. The Board of Directors be authorized to revoke, at its sole discretion, this special resolution at any time before it is acted upon without the requirement to obtain any further approval from the holders of Common Shares; and

3. Any director or officer of the Corporation be authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered, all such documents and instruments, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary or desirable to carry out the intent of this resolution."

SCHEDULE B

TEXT OF THE SPECIAL RESOLUTION REGARDING REDUCTION OF STATED CAPITAL ACCOUNT OF COMMON SHARES

"BE IT RESOLVED THAT:

1. The stated capital account maintained in respect of the common shares of the Corporation (the "**Common Shares**") be reduced pursuant to subsection 38(1) of the *Canada Business Corporations Act* to an amount of $1.00 in the aggregate, for all outstanding Common Shares;

2. The Board of Directors be authorized to revoke, at its sole discretion, this special resolution at any time before it is acted upon without the requirement to obtain any further approval from the holders of Common Shares; and

3. Any director or officer of the Corporation be authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered, all such documents and instruments, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary or desirable to carry out the intent of this resolution."

SCHEDULE C

TEXT OF THE ORDINARY RESOLUTION REGARDING THE ADOPTION AND RATIFICATION OF A SHAREHOLDERS RIGHT PLAN

"BE IT RESOLVED THAT:

1. The shareholder rights plan evidenced by the shareholder rights agreement dated June 16, 2004 between the Corporation and CIBC Mellon Trust Company and substantially as described in the Management Proxy Circular of the Corporation dated November 1, 2004, be, and is hereby, adopted and ratified;

2. Any director or officer of the Corporation be authorized and directed for and in the name of and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered, all such documents and instruments, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary or desirable to carry out the intent of this resolution, including compliance with all securities laws and regulations; and

3. The Board of Directors be authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or desirable to carry out the intent of this resolution."